UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

AMERICAN LOCKER GROUP INCORPORATED
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
027284108
(CUSIP Number)
Paula L. Skidmore
c/o Nadel and Gussman, LLC
15 East 5th Street, Suite 3200
Tulsa, Oklahoma 74103
(918) 538-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	027284108

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		64,863

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,863

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	027284108

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,863

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

64,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	027284108

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,863

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

64,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	027284108

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,863

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

64,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	027284108
This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D initially filed on March 10, 2009 (the “Statement”), with respect to the common stock, par value $1.00 per share (the “Common Stock”), of American Locker Group Incorporated, a Delaware corporation (the “Issuer”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.
Item 2. Identity and Background
This Amendment No. 1 to the Statement is jointly filed by Yorktown Avenue Capital, LLC, Stephen J. Heyman, James F. Adelson and Charles M. Gillman (the “Reporting Persons”).
Yorktown Avenue Capital, LLC (“Yorktown”), is an Oklahoma limited liability company whose principal business is investment. Messrs. Stephen J. Heyman and James F. Adelson are the joint managers of Yorktown. Mr. Charles M. Gillman is the portfolio manager of Yorktown.
As joint managers of Yorktown, Messrs. Heyman and Adelson may each exercise voting and dispositive power over the shares of Common Stock held by Yorktown. As portfolio manager for Boston and Yorktown, Mr. Gillman may also exercise voting and dispositive power over the shares of Common Stock held by Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be indirect beneficial owners of shares of Common Stock held by Yorktown.
The principal occupation of each of Messrs. Heyman and Adelson is independent oil and gas exploration and development. Mr. Gillman is employed by Nadel and Gussman, LLC, to provide portfolio management services for certain of its family-related entities and affiliates, including Yorktown. Messrs. Heyman, Adelson and Gillman are U.S. citizens.
The principal business address of Yorktown, Nadel and Gussman, LLC, and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address of Mr. Gillman is 15 East 5th Street, Suite 2660, Tulsa, Oklahoma 74103.
None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer
The aggregate percentage ownership of Common Stock reported by the Reporting Persons is based upon 1,589,015 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 30, 2010, reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2010.
As of the date hereof, after giving effect to the sales of Common Stock described below, Yorktown owns 64,863 shares, or 4.1%, of the Issuer’s Common Stock. Yorktown has sole direct voting and dispositive power over these shares. None of Messrs. Heyman, Adelson or Gillman beneficially owns directly any shares of Common Stock. As discussed in Item 2., Messrs. Heyman, Adelson and Gillman have indirect, shared voting and dispositive power over the shares of Common Stock owned by Yorktown, and therefore are each indirect beneficial owners of the shares of Common Stock owned Yorktown.

CUSIP No.	027284108
During the last sixty days, Yorktown sold an aggregate of 34,076 shares of Common Stock in open market transactions as follows:

Date	Total Shares Sold	Price Per Share
03/22/2010	550	$1.90
03/31/2010	100	$1.90
04/19/2010	2,500	$1.89
04/23/2010	1,500	$1.89
05/04/2010	29,426	$1.86
As of May 4, 2010, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, dated May 10, 2010, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No.	027284108
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 10, 2010

YORKTOWN AVENUE CAPITAL, LLC
By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN